SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 27 2009
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

09041416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16818

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon + Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Pleasant St.
(No. and Street)

Watertown (City) MA (State) 02472 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin + Nangle
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1281

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PARENT, McLAUGHLIN & NANGLE

GORDON & CO.

(A Partnership)

STATEMENT OF FINANCIAL CONDITION
AS OF
DECEMBER 31, 2008

(With Independent Auditor's Report Thereon)

GORDON & CO.

(A Partnership)

STATEMENT OF FINANCIAL CONDITION
AS OF
DECEMBER 31, 2008

(With Independent Auditor's Report Thereon)

TABLE OF CONTENTS

PMN

PMN

INDEPENDENT AUDITOR'S REPORT

PARTNERS
GORDON & CO.
Watertown, Massachusetts

We have audited the accompanying statement of financial condition of Gordon & Co. (the Partnership) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon & Co. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin + Nangle

Certified Public Accountants

February 24, 2009

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

GORDON & CO.

(A Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	1,584,813
Deposits with clearing organizations		161,000
Receivables from brokers, dealers and clearing organizations		73,664
Receivables from customers		2,219
Note receivable from customer, net (Note C)		-
Securities owned, at market value		73,220
Equipment - net		1,970,386
Other assets		626
	$	3,865,928

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Payables to customers	$	226,837
Securities sold, not yet purchased, at market value		44,617
Accrued expenses and other liabilities		32,924
		304,378
Partners' capital		3,561,550
	$	3,865,928

See notes to statement of financial condition.

GORDON & CO.

(A Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2008

A. Summary of Significant Accounting Policies:

Gordon & Co. (the Partnership), a Massachusetts limited partnership, is a registered broker/dealer engaged primarily in the writing of limited price put and call options. Under the terms of such options, expiration prices are established. If the market price of the underlying security falls to or below (call options) or rises to or above (put options) the expiration price, the option expires. Upon issuance of each option, Gordon & Co. agrees to repurchase the option prior to expiration for certain specified prices. An option may be exercised; but, if it is not exercised, modified or repurchased, it expires at the end of the term of the option, as determined either by the expiration price or the expiration date of the option. The expiration price provision limits the off-balance sheet market risk, should there be an unfavorable change in the price of the underlying financial instrument. If a put option expires, Gordon & Co.'s policy is to immediately purchase the underlying security to cover its short position.

Principal customers are individuals located throughout the United States who are familiar with the type of risk associated with these investments, and who satisfy the options disclosure and suitability requirements imposed by the Financial Industry Regulatory Authority, Inc. (FINRA).

Accounting for option income:

Option income is recognized over the term of the option, measured by the difference between the premiums received for writing and/or modifying the option and the amount of the Partnership's obligation to repurchase the option. For covered options, the amount of the repurchase obligation is considered in determining the realizable value of the underlying securities.

Cash equivalents:

The Partnership considers money market mutual funds, commercial paper and all highly liquid debt instruments with maturity of three months or less when purchased to be cash equivalents.

Use of estimates:

The preparation of the Partnership's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

A. Summary of Significant Accounting Policies - (continued):

Receivables from customers:

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers.

Securities transactions and valuation of securities:

Securities transactions are recorded on a trade date basis. Securities, most of which are subject to outstanding put or call options, are recorded at realizable value, which is represented by the market value of the securities, adjusted for the purchase or repurchase provisions included in the options. Changes in the realizable value of securities are included in income.

Receivables from brokers, dealers and clearing organizations are collateralized in part by securities borrowed or sold. Receivables from customers are partially collateralized by securities owned by customers which are not reflected in the financial statements.

Securities-lending activities:

Securities borrowed are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Partnership to deposit cash, letters of credit, or other collateral with the lender. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair value of financial instruments:

The Partnership's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Partnership using available market information and appropriate valuation methodologies. Assets, including cash, securities borrowed, receivables, and deposits with clearing organizations are carried at cost, which approximates fair value. The Partnership's short term liabilities are generally recorded at contracted amounts, which approximate fair value.

Equipment:

Equipment is reported at cost, less accumulated depreciation. Depreciation is computed by use of accelerated methods over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred.

GORDON & CO.

(A Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2008

(continued)

A. Summary of Significant Accounting Policies - (continued):

Allocation of partnership income:

Class B limited partners receive a guaranteed payment equal to 7-1/2% of their average capital in the limited partnership. The special limited partners receive the lesser of their allocated share of the Partnership's net income or a guaranteed payment equal to 10% of their average capital in the limited partnership. Net income of the Partnership remaining after the guaranteed payments to the limited partners is allocated to the general partner.

Income taxes:

Federal and state income taxes are not payable or provided for by the Partnership, as individual partners are liable for income taxes on their distributive share of Partnership taxable income.

The Financial Accounting Standards Board has deferred, in FSP FIN 48-3, the effective date of FIN 48, *Accounting for Uncertainty in Income Taxes,* for non-public enterprises, to the annual financial statements for fiscal years beginning after December 15, 2008. The Partnership has elected to defer the application of FIN 48 in accordance with the FSP. In evaluating uncertain tax positions, the Partnership will recognize in the financial statements tax benefits or liabilities for tax positions that are more likely than not to be sustained upon examination by taxing authorities.

B. Cash Segregated Under Federal Regulations:

Cash of $240,000, at December 31, 2008, was segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. No additional deposit was necessary to meet the required reserve computed as of December 31, 2008.

C. Note Receivable From Customer:

The Partnership has a note receivable from a customer amounting to $1,367,873 for which it previously established an allowance for the full amount because the amount is doubtful of collection. The accrual of interest on this note was discontinued.

PMN

D. Equipment:

Equipment is summarized as follows:

Furniture and fixtures	$	46,165
Office equipment		158,776
Software		2,001,700
		2,206,641
Less accumulated depreciation		(236,255)
	$	1,970,386

Included with software at December 31, 2008 is $1,937,901 of customized software costs for the design of new trading and back office software. The software is not operational and, thus, is not being amortized. (Reference is made to Note L).

E. Receivables from and Payables to Brokers, Dealers and Clearing Organizations:

Receivables from and payables to brokers, dealers and clearing organizations represent amounts related to securities failed-to-deliver or failed-to-receive, securities borrowed, and amounts due to or from brokers and dealers through clearing organizations. Amounts are collateralized in part by the underlying securities.

F. Securities Owned and Sold, Not Yet Purchased:

Market value of securities owned (Note G):		
Equity securities	$	122,040
Less reduction of securities valuation to reflect the repurchase provisions of options sold (Note A)		(48,820)
	$	73,220
Market value of securities sold, not yet purchased (Note G):		
Equity securities	$	39,930
Plus increase in securities valuation to reflect the purchase provisions of options sold (Note A)		4,687
	$	44,617

At December 31, 2008, five securities accounted for approximately 80% of the market value of securities owned.

At December 31, 2008, all outstanding put and call options were covered.

G. Fair Value Measurement:

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The fair values of securities owned and securities sold, not yet purchased are determined by obtaining quoted prices on nationally recognized securities exchanges.

Assets and liabilities measured at fair value on a recurring basis are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Securities owned (Note F)	$ 122,040	$ -	$ -	$ 122,040
Liabilities:				
Securities sold, not yet purchased (Note F)	$ 39,930	$ -	$ -	$ 39,930

Securities owned and securities sold, not yet purchased, are presented on the statement of financial condition at fair value, net of the respective purchase or repurchase provisions (Reference is made to Note F). The purchase and repurchase provisions are carried at contract value which approximates fair value.

H. Note Payable - Line of Credit:

The Partnership has available a line of credit, expiring March 31, 2009, which permits the Partnership to borrow the lesser of $7,500,000 or a percentage of the eligible current market value of securities owned by the Partnership, with interest at the broker call rate. The Partnership had no borrowings outstanding as of December 31, 2008. Certain securities and investment property of the Partnership are pledged as collateral.

I. Employee Benefits:

The Partnership sponsors a 401(k) plan which entitles all full-time employees to make voluntary contributions to the plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Partnership is obligated to contribute 3% of an employee's salary to the plan on an annual basis. Partnership contributions to the plan amounted to $11,518 in 2008.

J. Concentration of Credit Risk:

The Partnership maintains its cash balances at several financial institutions, and invests excess funds in money market mutual funds. Balances deposited in commercial banks are insured by the Federal Deposit Insurance Corporation, up to $250,000. Balances invested in money market mutual funds are not insured by the Federal Deposit Insurance Corporation. As of December 31, 2008, the uninsured balances aggregated approximately $1,312,000.

K. Net Capital Requirements:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership had net capital of $1,552,738, which was $1,302,738 in excess of its required net capital of $250,000. The Partnership's percentage of aggregate indebtedness to net capital was 16.7% at December 31, 2008.

L. Related Party Transactions:

The Partnership has entered into an agreement with a computer consulting company for monthly computer maintenance, and has contracted with this company to design new trading and back office software. This company is partly owned by the Partnership's chief executive officer who is also a limited partner in the Partnership.

L. Related Party Transactions – (continued):

Computer maintenance expense and related software design amounted to $367,488 for the year ended December 31, 2008. (Reference is made to Note D).

Upon expiration of the previous lease agreement in March 2008, the Partnership became a tenant-at-will for their office space with an entity in which the general partner and several of the limited partners of the Partnership hold interests. Rent expense totaled $49,128 for the year ended December 31, 2008.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

PARTNERS
GORDON & CO.
Watertown, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Gordon & Co. (the Partnership), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin + Nangle

Certified Public Accountants

February 24, 2009